UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

MINEFINDERS CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	website: www.minefinders.com

N E W S  R E L E A S E

May 7, 2007

Dolores Mine Development Continues with Senior Personnel Appointments

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN) has appointed two senior mining professionals to lead its operations team at its new Dolores gold and silver mine, in Mexico.

Gregg Bush BSc.(Metallurgical Eng.) has been appointed Vice President, Operations of the Company and General Manager of the Dolores Project. Mr. Bush has more than 27 years of mining experience, the past 17 years of which were with Placer Dome/Barrick. Most recently he was Mine General Manager at the Zaldivar Mine in Chile, an operation that mined 200,000 tonnes per day and processed some 55,000 tonnes of ore per day. Mr. Bush is an experienced manager who brings extensive development, process engineering and operational expertise to the Company.

Donald Hulse BSc.(Mining Eng.), P.E. has been appointed Manager of Technical Services for the Dolores Project. He brings more than 24 years experience in the mining industry, most recently as General Manager and Mine Manager for Minera San Xavier SA de CV at the Cerro San Pedro mine, in Mexico. In addition to his broad technical and managerial expertise, Mr. Hulse has extensive experience working with the Mexican government and in addressing cultural and social issues in Mexico.

Company President Mark Bailey commented, “We are very pleased to have secured the services of Gregg and Don to lead our operations group at the Dolores mine. Their knowledge and extensive operational experience will be invaluable as Dolores develops into one of the preeminent gold and silver producers in Mexico.”

Dolores Project Update

Construction continues on the Dolores gold and silver mine, with more than 350 contractors and employees on site. Substantial progress has been made in the assembly of the Merrill-Crowe plant, with the building now fully framed, primary pumps installed, and solutions tanks nearing completion. All crusher foundations are complete and the primary crusher supports are under construction.

Construction of the permanent camp is progressing with nine housing units completed, providing accommodations for 100 people. Site work for the permanent mine office and truck shop is nearly complete. Surface grubbing and earthworks for the leach pad and solution ponds are nearing completion, and installation of the leach pad and solutions pond piping and liners will begin in the next few weeks.

Steel for the conveyor systems has been delivered to the site and is awaiting assembly. Deliveries of major mine equipment to the site are continuing, with all primary loaders and dozers delivered and assembled, along with 12 pieces of ancillary equipment and the first two of 15 new 100-tonne trucks. The first of two new Komatsu shovels has been shipped and the second will be shipped this month.

Photos of ongoing progress at the site are available at www.minefinders.com.

New Dolores Project Resources Estimation

The Company has completed an updated resources estimation for the Dolores Project and has submitted it for independent review and audit by the engineering firm of Chlumsky, Armbrust, and Meyer, of Denver, Colorado. Details of the updated resources estimation will be made available upon completion of this audit.

Dolores Exploration Drilling

Two exploration drills presently are operating on the property to extend mineralization peripheral to, and below, the current resource model. Drill results will be reported as they are received and compiled.

Quality Assurance and Control

Mark Bailey MSc., P.Geo. is the “qualified person” with overall responsibility for the Dolores Project and is responsible for the contents of this news release.

MINEFINDERS CORPORATION LTD.

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and potential growth in size, of the Company’s mineral reserves and resources, the economic feasibility of, and commencement of mine construction and mining operations at, the Company’s Dolores Project and the timing of the further exploration and development of the Company’s mineral projects, are subject to various risks and uncertainties concerning the specific factors identified above and in the Company’s periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission (“SEC”). Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

Cautionary Note to U.S. Investors: The SEC permits mining companies to disclose only those mineral deposits that can be extracted or produced economically in their filings with the SEC. This news release uses the term “inferred resource” that the SEC guidelines prohibit from inclusion in filings with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date May 7, 2007
By: /s/ Paul MacNeill Paul C. MacNeill, Director